UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

STAAR SURGICAL CO

2.	Name of Person Relying on Exemption:

Yunqi Capital Limited

3.	Address of Person Relying on Exemption:

Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong

4.	Written Materials. The following written material is attached hereto:

Press release, dated December 10, 2025, attached hereto as Exhibit 1.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote any proxy. Yunqi Capital Limited (together with its affiliates, “Yunqi Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Yunqi Capital.

PLEASE NOTE: Yunqi Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Exhibit 1

Yunqi Capital Comments on STAAR Surgical’s Go-Shop Process and Alcon’s Revised Offer

Believes STAAR’s Sale Process Was Structured to Seal the Alcon Deal, Not to Maximize Value for Shareholders

The Company Is Not Ripe for Sale at This Time

Continues to Urge STAAR Shareholders to Vote “AGAINST” the Proposed Transaction

HONG KONG, December 10, 2025 – Yunqi Capital Limited (together with its affiliates and the funds it advises, “Yunqi Capital”), an investment management firm and 5.1% shareholder of STAAR Surgical Company (“STAAR” or the “Company”) (NASDAQ: STAA), today released the following letter to STAAR shareholders regarding the closing of STAAR’s go-shop period and the revised offer of Alcon Inc. (SIX/NYSE: ALC) to acquire STAAR for $30.75 per share.

The text of the letter is as follows:

December 10, 2025

Dear Fellow STAAR Shareholders:

We are writing to share with you our continued opposition to the proposed transaction. After reviewing the announcements by STAAR and Alcon regarding the course and closing of the 30-day go-shop period, and Alcon’s revised offer of $30.75 per share, we remain opposed to the merger even at the increased price and will continue to vote our shares AGAINST it.

We strongly believe that it is still not the right time to sell the Company – regardless of the outcome of the go-shop period. We held this view before the go-shop was initiated, as we communicated to shareholders and to the Board on several occasions. We held this view during the go-shop period, although we chose not to publicly express that view during the period so as not to prejudice the process. And we continue to hold this view now that the go-shop has concluded and predictably produced no additional proposal.

We also believe that STAAR has mismanaged its attempt to sell the Company from the start; that the go-shop process was structured and conducted to seal the Alcon deal rather than to genuinely seek additional offers; and that the Company has not been fully transparent with shareholders, including in its most recent press release. With these views in mind, we are even more resolved to vote against the proposed merger, even at the revised price.

There may come a time when a board of STAAR should sell the Company, but now is not the right time, and the current Board is not the right board for the job, having lost credibility with shareholders in our view.

We also reject the assertion by Alcon in its latest press release dated December 9 that we are “activist shareholders.” We are a long-term shareholder in STAAR, with a 5.1% stake and a wealth of insight on the Company’s business and long-term prospects, and we are speaking out against Alcon’s attempted takeover of the Company for less than fair value.

The Go-Shop Period Could Never Remedy the Fundamental Issue: STAAR Should Not Be for Sale Now

Shareholders such as ourselves did not oppose the proposed merger at $28 per share because we preferred a different buyer or a marginally higher price from Alcon such as $30.75. We opposed it because STAAR is at a strategic inflection and rebound point. As we have discussed before – and we know other shareholders heard us – excess distributor inventory that pressured results beginning in 2023 is gradually normalizing. Demand indicators in China’s refractive market have begun to improve following last year’s slowdown. Recent quarterly results issued by the Company itself reflect sequential operational momentum and cost discipline progress. The business appears to be turning the corner – precisely as the Board is attempting to sell it.

We have no reason to believe that this trajectory has changed in the last 30 days.

Seeking alternative bidders during a compressed 30-day period could not solve the problem that the Company should not be for sale now. If a materially superior offer had emerged, we would have reconsidered our position. But, as we expected, the structure of this process made such an outcome improbable, and no such offer emerged.

The Go-Shop Was Structured to Seal the Alcon Deal

The structural issues in the go-shop were evident from the outset.

A 30-day period is too short to support a meaningful market check for a company with STAAR’s global distribution footprint, regulatory complexity, and manufacturing profile. Any credible strategic or financial acquirer would require time to analyze regulatory conditions across multiple jurisdictions, assess pricing dynamics in key markets, conduct due-diligence on manufacturing, supply chain, and growth forecasts, coordinate consortium or financing partners, and obtain board or investment-committee approvals.

Moreover, under the merger agreement amendment enabling the go-shop, Alcon was contractually entitled to receive all additional non-public information provided to any potential bidder within one business day, and retained the ability to review any superior proposal from an alternative bidder for four business days following the go-shop period. These provisions were likely to discourage alternative bidders.

Broadwood Partners accurately described STAAR as “utterly disingenuous” in touting the point that Alcon had “agreed to give up any matching rights during the go-shop period,” when Alcon had retained its right to review any superior proposal from an alternative bidder for four business days following the go-shop period before the Board could move ahead with the alternative proposal. The Company’s wording appears intended to portray Alcon as having a hands-off role in the process – when the opposite was true.

If STAAR’s Board had been committed to seeking fair value and maximizing shareholder value, it would have allowed the current agreement to terminate and, at the appropriate time and from a position of strength, initiated a disciplined strategic alternatives review with a full market canvass – rather than a constrained process that favored Alcon.

The Go-Shop Was Then Conducted to Seal the Alcon Deal

STAAR’s implementation of the go-shop further suggests to us that the process was designed primarily to secure the Alcon transaction.

The Company states it engaged with 21 third parties. In our view, there are far more than 21 potentially interested strategic and financial parties globally.

STAAR further disclosed that only two parties signed NDAs. However, Broadwood stated on December 9 that at least one additional credible buyer, with the capital, industry expertise, and interest to acquire STAAR at a higher price, was told it must sign a multi-year standstill to access diligence materials. Broadwood has indicated that other parties received similarly restrictive demands.

STAAR has not addressed these facts or described the terms of the proposed NDAs it offered, or whether such terms may have deterred discussions with credible bidders.

The Company also declined in its most recent press release to address the respective roles of management and the Board in managing and overseeing the go-shop outreach. Did the Board know that management was imposing NDAs with multi-year standstills on potential bidders and did they recognize these terms may have been deterring credible parties from engaging? Did the Board and management discuss potentially adjusting these terms to encourage diligence at any level?

Shareholders have no information on these questions and it is unclear whether the Board exercised meaningful oversight of a process that directly impacts shareholder value at a critical moment. Based on the limited information provided, the NDA terms appear to us to have served to discourage interested bidders.

Now Is Not the Right Time To Sell, and the Revised Offer Is Insufficient

We agree with Broadwood Partners that the absence of competing proposals does not “validate” the go-shop process – contrary to the Company’s assertions. In our assessment, similar to that of Broadwood Partners, the process was structured in a way that all but ensured no credible bidder would participate. A credible acquirer would be, at best, reluctant to enter into a process where Alcon enjoyed a significant timing advantage, access to substantially more information, the effective right to match any alternative offer, and long-standing ties to STAAR’s leadership – especially given that Alcon itself assigned a valuation to the Company roughly double the current offer less than a year ago.

We also reject arguments made by STAAR and Alcon to the effect that a price of $30.75 offers a “generous” premium. We take note of Alcon’s observation that its revised offer price now represents a 74% premium to STAAR’s 90-day volume-weighted average price (VWAP) and a 66% premium to the closing price of STAAR common stock on August 4, 2025.

But, as we have also noted before, we struggle to understand how the Board can genuinely view the stated premium as compelling for shareholders, given that business cycles clearly impacting the Company last substantially longer than 90 or even 180 days. In prior earnings disclosures, the Company consistently acknowledged working through cyclical challenges, such as excess inventory and macroeconomic trends in China. Most recently, STAAR’s third quarter results show there is solid and accelerating demand for its ICL technology in China and globally, and they indicate that the challenges of the past year reflect temporary headwinds, not structural weaknesses.

It was never the Company’s expectation, prior to the merger announcement, that these challenges and other headwinds would be resolved within one, two or even three quarters. Although a 74% premium to a 90-day VWAP may appear compelling when viewed in isolation, this figure is being presented without the fuller context of the Company’s long-term trajectory – context the Company itself has emphasized many times.

We will continue to vote our shares AGAINST the amended merger agreement and urge all shareholders to do the same.

Sincerely,

Christopher M. Wang

Founder and Chief Investment Officer

Yunqi Capital Limited

About Yunqi Capital

Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi Capital is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Disclaimers

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD OR OTHER VOTING INSTRUCTION FORM. YUNQI CAPITAL IS NOT ASKING FOR YOUR PROXY AND WILL NOT ACCEPT PROXY CARDS IF SENT. YUNQI CAPITAL IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

The information contained or referenced herein is for information purposes only in order to provide the views of Yunqi Capital and the matters which Yunqi Capital believes to be of concern to stockholders described herein. The information is not tailored to specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive the information, and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of Yunqi Capital, whose opinions may change at any time and which are based on analyses of Yunqi Capital and its advisors. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Yunqi Capital’s rights, demands, grounds and/or remedies under any contract and/or law.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “in our view”, “from our perspective”, “intends”, “estimates”, “plans”, “will be”, “would” and similar expressions. Although Yunqi Capital believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Yunqi Capital or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the U.S. Securities and Exchange Commission, including those listed under “Risk Factors” in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving the Company. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Yunqi Capital does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the “Yunqi Funds”) managed or advised by Yunqi Capital currently beneficially own shares of the Company. The Yunqi Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume the Yunqi Funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Yunqi Capital’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Yunqi Capital’s views of the pending transaction or the Company’s business, prospects, or valuations (including the market price of the Company shares), including, without limitation, other investment opportunities available to Yunqi Capital, concentration of positions in the portfolios managed by Yunqi Capital, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company’s share price on or following the date hereof, the Yunqi Funds may buy additional shares or sell all or a portion of their holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Yunqi Capital also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in the Company, and to take any actions with respect to its investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Contact
Chris Wang
cwang@yunqipath.com